SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: June 4, 2003

                             Koninklijke Ahold N.V.
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               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

       Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
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                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
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                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                   No X
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     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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     On June 4, 2003, Koninklijke Ahold N.V. ("Ahold") issued a press release announcing the divestment of Ahold's Dutch candy store chain Jamin Winkelbedrijf B.V. A copy of the press release is attached hereto as Exhibit 1.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KONINKLIJKE AHOLD N.V.


Date:  June 4, 2003                    By:  /s/ M.P.M. de Raad
                                          -------------------------------------
                                          Name:  M.P.M. de Raad
                                          Title: Executive Vice President

                                LIST OF EXHIBITS


The following exhibits have been filed as part of this Form 6-K:

Exhibits            Description
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1.                  Ahold  press  release,  dated June 4, 2003,  announcing  the
                    divestment   of  Ahold's   Dutch  candy  store  chain  Jamin
                    Winkelbedrijf B.V.